UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Legend oil and gas, ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

52490C101

(CUSIP Number)

Sean M. McAvoy

c/o Hillair Capital Management LLC

345 Lorton Ave, Suite 303

Burlingame, California 94010

United States of America

Tel. No.: (415) 306-6945

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hillair Capital Investments L.P. ID # 90-0809696
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 604,155,998 (1)
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 604,155,998 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,155,998 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.73%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hillair Capital Management LLC ID # 27-2577240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 604,155,998(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 604,155,998(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,155,998(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.73%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sean M. McAvoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 604,155,998 (1)
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 604,155,998 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,155,998 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.73%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 879,000,629 shares of Common Stock of the Issuer issued and outstanding, as stated by the Issuer to the Reporting Persons. In addition to the ownership of the 604,155,998 shares (the “Shares”) of Common Stock of the Issuer, the Reporting Persons hold senior secured debentures with an aggregate principal amount of $9,087,700.

Item 1. Security and Issuer

This statement relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Legend Oil and Gas, Ltd., a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 555 North Point Center East, Suite 410, Alpharetta, Georgia 30022.

Item 2. Identity and Background

(a),(f)	This Schedule 13D is being jointly filed by Hillair Capital Investments L.P., a Cayman Islands limited partnership (“Hillair Investments”), Hillair Capital Management LLC, a Delaware limited liability company (“Hillair Management”), and Sean M. McAvoy, an individual and citizen of the United States of America (“McAvoy” and, collectively with Hillair Investments and Hillair Management, the “Reporting Persons” and, each, a “Reporting Person”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	The address of the principal office of each Reporting Person is c/o Hillair Capital Management LLC, 345 Lorton Ave., Suite 303, Burlingame, CA 94010.

(c)	The principal business of Hillair Investments is investing in securities. Hillair Management is the investment manager of Hillair Investments and McAvoy is the manager of Hillair Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The funds for the purchase of the Shares came from the investment capital of Hillair Investments, which is managed by Hillair Management. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for investment purposes in the ordinary course of Hillair Investments’ business.

In connection with a private placement offering on November 13, 2014, Hillair Investments acquired 600 shares of Series A Convertible Preferred Stock (the “Preferred Stock”) from the Issuer. Subject to the Issuer filing the amendment to its Articles of Incorporation to remove the 4.9% beneficial ownership limitation on conversion of the Preferred Stock, on May 1, 2015 Hillair Investments converted all of its Preferred Stock into 604,155,998 shares of Common Stock (the “Shares”).

The Preferred Stock converted by Hillair Investments were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in a privately negotiated transaction. The aggregate purchase price of the Preferred Stock was $600,000. No additional consideration was paid by Hillair Investments upon conversion of the Preferred Stock for the issuance of the Shares owned by Hillair Investments.

Item 4. Purpose of Transaction

Hillair Investments has acquired the Shares for investment purposes. By virtue of its percentage ownership of the Issuer, Hillair Investments has the ability to control matters that require shareholder approval. Hillair Investments evaluates its investments in the Shares on a continual basis and it reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose if it should determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors, the Issuer's shareholders and others.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 604,155,998 Shares, constituting 68.73% of the outstanding shares of Common Stock of the Issuer, based on 879,000,629 issued and outstanding shares of Common Stock as of May 7, 2015. In addition to the ownership of the Shares Stock, the Reporting Persons hold senior secured debentures with an aggregate principal amount of $9,087,700.

(b)	Each of the Reporting Persons (i) has the sole power to vote or direct the vote of no Shares; (ii) has the shared power to vote or direct the vote of 604,155,998 Shares; (iii) has the sole power to dispose or direct the disposition of no Shares; and (iv) has the shared power to dispose or direct the disposition of 604,155,998 Shares.

Hillair Capital Management LLC (“Hillair Management”) is the investment advisor to Hillair Investments. By virtue of such relationship, Hillair Management may be deemed to have dispositive power over the shares owned by Hillair Investments. Hillair Management disclaims beneficial ownership of such shares.

As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Hillair Capital, Hillair Management, and McAvoy each beneficially own 604,155,998 Shares of the Issuer, representing approximately 68.73% of the Shares. Hillair Management, and McAvoy do not directly own any Shares, but each indirectly owns 604,155,998 shares of Common Stock. Hillair Management indirectly owns 604,155,998 Shares because it serves as the investment manager of Hillair Investments, which directly holds 604,155,998 Shares. McAvoy indirectly owns 604,155,998 Shares in his capacity as manager of Hillair Management.

(c)	On May 1, 2015, the Reporting Persons have acquired the 604,155,998 Shares through the conversion of the Preferred Stock then held and previously purchased in a private placement on November 13, 2014. No additional consideration was paid upon the conversion of the Preferred Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1  Joint Filing Agreement, dated May 8, 2015, among Hillair Investments, Hillair Management and Sean McAvoy.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2015
(Date)

Hillair Capital Investments L.P.

By:	/s/ Sean M. McAvoy
	Name:	Sean M. McAvoy
	Title:	Authorized Signatory

Hillair Capital Management LLC*

By:	/s/ Sean M. McAvoy
	Name:	Sean M. McAvoy
	Title:	Authorized Signatory

/s/ Sean M. McAvoy*
Sean M. McAvoy

*This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.